Cowan, Mark A.

From: Cowan, Mark A.
Sent: Wednesday, March 30, 2011 12:24 PM
To: 'Larrenaga, Ryan Collins'
Subject: RE: Columbia Funds Variable Insurance Trust (33-14954) 485A

Ryan,
Here are our comments on the filing for Columbia Funds Variable Insurance Trust (33-14954). If you have any questions, please feel free to call me at (202) 551-6765.
Thanks,

-Mark

1.   General

        a.   Although the Fund may not rely on the delivery procedures provided in Rule 14a-16 under the 1934 Act, please supplementally confirm that the Fund will post its proxy materials on the internet as required by the Rule. See *Shareholder Choice Regarding Proxy Materials*, Investment Company Act Release No. 27911 (Aug. 1, 2007). See also, *Internet Availability of Proxy Materials*, Rel. No. IC-27671 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

        b.   Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund's Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010)

        c.   We note the fund describes investments in derivative instruments. As such, please review the fund's principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

2.   Principal Risks

        a.   We note the following risks are listed as principal risks of investing in the fund without a corresponding strategy: Emerging Market Securities; Energy and Natural Resources Sector; Foreign Securities; Frequent Trading; Growth Securities; Master Limited Partnership; Repurchase Agreements, Sector, Smaller Company Securities; Technology Sector; and Value Securities Risk.

        b.   Please confirm that the following risks are principal risks of investing in the fund, rather than principal risks of an investment in the underlying fund: Asset-Backed Securities; Dollar Rolls; Focused Portfolio; Geographic Concentration; Index, Infrastructure-Related Companies; Mortgage-Backed Securities; Municipal Securities; Non-Diversified Mutual Fund; Pacific/Asia Regional; Quantitative Model; Short Sales; Special Situations; Tax; and Zero-Coupon Bonds. If so, please disclose the corresponding strategy in the Principal Investment Strategies section.

3.   Performance Information

a.   In the narrative preceding the bar chart and table, please clarify that the information provides some indication of the risks of investing in the fund by showing changes in the fund's performance from year to year and by showing how the fund's average annual returns from 1, 5, and 10 years compare with those of a broad measure of market performance.

b.   Please confirm to the staff that the fund's fiscal year is other than a calendar year.

4.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765

From: Larrenaga, Ryan Collins [mailto:RYAN.C.LARRENAGA@COLUMBIAMANAGEMENT.COM]
Sent: Tuesday, March 08, 2011 12:31 PM
To: Cowan, Mark A.
Subject: Columbia Variable 485A prospectuses

Attached are clean and marked prospectuses for the two Columbia variable funds that filed post-effective amendments in February.

If I may be of any further assistance, please feel free to contact me.

Ryan Larrenaga
617-385-9536